Filed by Telesp Celular Participações S.A.

pursuant to Rule 425 of the Securities Act of 1933

Subject Companies: Telesp Celular Participações S.A.

Commission File No.: 333—09470

Tele Centro Oeste Celular Participações S.A.

Commission File No.: 001-14489

Tele Sudeste Celular Participações S.A.

Commission File No.: 001-14485

Tele Leste Celular Participações S.A.

Commission File No.: 001-14481

Celular CRT Participações S.A.

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Investors in American Depositary Shares (“ADSs”) of Telesp Celular Participações S.A. (“TCP”), Tele Centro Oeste Celular Participações S.A. (“TCO”), Tele Sudeste Celular Participações S.A. (“TSD”) and Tele Leste Celular Participações S.A. (“TLE”) and U.S. holders of ordinary shares and preferred shares of TCP, TCO, TSD, TLE and Celular CRT Participações S.A. (“CRTPart” and, together with TCP, TCO, TSD and TLE, the “Companies”) are urged to read the U.S. prospectus applicable to that Company (or, in the case of holders of ADSs or shares of TCP, other applicable information disseminated by TCP) when it becomes available, because they will contain important information. The U.S. prospectuses prepared for holders of ADSs of TCO, TSD and TLE and for U.S. holders of ordinary shares and preferred shares of TCO, TSD, TLE and CRTPart will be filed with the SEC as part of Registration Statements on Form F-4 of TCP. Investors and security holders may obtain a free copy of the applicable U.S. prospectus (when available) and other documents filed by TCP with the SEC at the SEC’s website at www.sec.gov. A copy of the applicable U.S. prospectus (when available) may also be obtained for free from TCP.

This communication contains forward-looking statements. These statements are statements that are not historical facts, and are based on estimates of future economic circumstances, industry conditions, company performance and financial results. Statements regarding future financial results, business strategies, future synergies, future costs and future liquidity of the Companies are examples of forward-looking statements. Such statements are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

*        *         *

The following documents relate to the proposed corporate restructuring of the Companies:

1.	Corrected English version of Goldman Sachs & Companhia Report regarding TLE (amending and restating the report filed pursuant to Rule 425 on December 9, 2005 to correct inadvertent filing errors).

GOLDMAN SACHS & COMPANHIA REPORT REGARDING TLE

Valuation Report

Tele Leste Celular Participações S.A. and Telesp Celular Participações S.A.

Goldman Sachs & Companhia

December 4, 2005

Disclaimers

Goldman Sachs & Co. and Goldman Sachs & Cia. (together, “Goldman Sachs”) have been engaged by Telesp Celular Participações S.A. (“TCP”), in accordance with Law No. 6404 of December 15, 1976 (the “Corporation Law”), as amended, to perform valuation analyses (the “Valuations”) with respect to each of TCP and each of Celular CRT Participações (“CRT”), Tele Sudeste Celular Participações S.A. (“TSD”), Tele Leste Celular Participações S.A. (“TBE”) and Tele Centro Oeste Celular Participações S.A. (“TCO”; together with CRT, TSD and TBE , the “Targets”; and together with TCP, the “Companies”), in connection with the merger of shares of TCO into TCP and the merger of each of the other Targets into TCP (collectively, the “Transactions”).

Our Valuations have been prepared for the exclusive use of TCP’s Board of Directors in connection with their analysis of the Transactions, as described further below, and should not be used for any other purposes, including, without limitation, to form the capital of TCP under the terms of the Corporation Law, including, but not limited to, its Article 8. Our Valuations have been prepared in both the Portuguese and English languages, and the Portuguese version shall prevail for all purposes.

In connection with preparing our valuation analyses, we have reviewed, among other things: (i) certain financial analyses and forecasts for each of the Companies prepared and approved by the senior management of each such Company; (ii) publicly available financial statements for the years ended December 31, 2002, 2003 and 2004 of each of the Companies, which were audited by Deloitte Touche Tohmatsu—Auditores Independentes (“ Auditors”); (iii) certain other financial information with respect to each of the Companies, including the cash and bank balances, loans and other debt obligations and hedging and contingencies provisions of each Company as of September 30, 2005, as set forth in letters from the Auditors dated December 4, 2005, addressed to each such Company and forwarded to us by the latter and reflecting the best judgment of the Auditors in conformity with generally accepted accounting procedures in Brazil. We also have held discussions with members of the senior management of each of the Companies with respect to their assessment of the past and current business operations, financial condition and prospects of such Companies. The Valuations also take into consideration the distribution of interest on net equity, as well as the payment of dividends as anticipated by the Companies’ Board of Directors.

In preparing our Valuations, we have assumed and relied, with the express consent of the Companies and without independent verification, on the accuracy, content, truthfulness, consistency, completeness, sufficiency and integrity of the financial, accounting, legal, tax and other information reviewed by or discussed with us, and we have not assumed, and do not hereby assume, any responsibility to independently verify any of the information or to make an independent verification or appraisal of any of the assets or liabilities (contingent or otherwise) of the Companies, nor have we examined the solvency or fair value of the Companies under any laws concerning bankruptcy, insolvency or similar matters. To this effect, we assume no responsibility or liability with respect to the accuracy, truthfulness, integrity, consistency, or sufficiency of such information, for which the respective Companies are solely and exclusively responsible. In addition, we have not assumed any obligation to conduct, and have not conducted, any physical inspection of the properties or facilities of the Companies. With your consent, we have assumed that the financial analyses and forecasts prepared by the senior management of each Company, as approved by the Management of such Company, have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of such Company.

Disclaimers (Continued)

You have asked us to prepare our Valuations in connection with the requirement under Article 30 of TCP’s By-laws that TCP obtain a determination with respect to the “equitable treatment” of each of the exchange ratios for the proposed Transactions. Our analysis has been prepared on the basis that, if the Board of Directors of TCP proposed an exchange ratio with respect to each Transaction that falls within the range of exchange ratios implied by the ranges of value indications derived from our Valuations with respect to TCP and the relevant Target involved in such Transaction, applied on a consistent basis, then that exchange ratio would constitute “equitable treatment”. Our Valuations have been prepared solely based on the discounted cash flow methodology assuming a stable macroeconomic scenario for Brazil. The valuation analyses and the results therefrom do not purport to reflect the prices at which any of the Companies or its securities could be sold, nor do they take into account any element of value that may arise from the accomplishment or expectation of the proposed Transactions. You should further note that we are not an accounting firm and we did not provide accounting or audit services in connection with this Valuation Report. In addition, because these valuation analyses are based upon forecasts of future financial results, they are not necessarily indicative of actual future results, which may be significantly more or less favorable than those suggested by such analyses. Given, further, that these analyses are intrinsically subject to uncertainties and various events or factors outside the control of the Companies and Goldman Sachs, neither Goldman Sachs, nor any of its affiliates and representatives, assume any responsibility or liability if future results differ substantially from the projections presented in the Valuations and make no representation or warranty with respect to such projections.

Our Valuations are necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. As a result, the valuation analyses are valid exclusively as of the date hereof as future events and developments may affect their conclusions. We do not assume any obligation to update, review, revise or revoke the Valuations as a result of any subsequent event or development. With respect to the Valuations, TCP and its Board of Directors have not authorized us to solicit, nor have we solicited any indication of interest from third parties to acquire, in whole or in part, any Company’s shares. As a result, the results determined in the Valuations do not necessarily correspond to, and should not be construed as representative of, the prices at which any Company could be sold in a third-party acquisition transaction, at which any Company’s respective shares trade on the date hereof or will trade at any future time, or at which the shares of TCP will trade after the Transactions.

The preparation of economic and financial analyses such as those conducted in the preparation of the Valuations is a complex process that involves subjective judgment and is not susceptible to partial analysis or summary description. In arriving at its conclusions, Goldman Sachs did not attribute any particular weight to any particular factor considered by it; rather, Goldman Sachs made qualitative judgments as to the importance and relevance of all the factors considered therein. Accordingly, Goldman Sachs believes that the Valuations should be considered as a whole and that selecting portions of its analyses or the factors considered therein could result in an incomplete and incorrect understanding of the conclusions of the Valuations. The results presented herein refer solely to the Transactions and do not extend to any other present or future matters or transactions regarding the Companies, the economic group to which they belong or to the sector in which they operate.

The Valuations are exclusively addressed to TCP’s Board of Directors and do not address the underlying business decision by TCP to engage in the Transactions and do not constitute a recommendation to any of the Companies and/or the holders of the respective Companies’ shares (including, but not limited to, as to whether any such holder should vote in favor of the Transactions or exercise any appraisal rights or other rights with respect thereto). In addition, the Valuations (i) treat the Companies as stand-alone operations and therefore, the analyses and results of the Valuations do not include any operational, tax or other benefits or losses, or synergies, incremental value and/or costs for the Companies, if any, which may arise from the consummation of the Transactions and (ii) do not address the treatment of the different classes of shares of the Companies, and any adjustments intended to offset, or that may reflect, any specific rights associated with any specific class of shares of the Companies. We are therefore not expressing, and the Valuations do not contain, any views relating to the distribution of economic value among the various classes of shares of any of the Companies.

Disclaimers (Continued)

Goldman, Sachs & Co. and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. We have been engaged by TCP and, irrespective of whether the Transactions are consummated, we will receive a fee for the services provided by us. Moreover, TCP has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise as a result of our engagement. In addition, we have provided certain investment banking services to the Company from time to time, including having acted as the Company’s financial advisors in connection with its rights offerings of 2002 and 2004 and in the voluntary tender offer for the acquisition of TCO shares in 2004. We also have provided and currently are providing certain investment banking services to Telefónica, S.A., one of the indirect controlling shareholders in TCP, including, in its cash offer to acquire the entire issued and to be issued share capital of O2 plc. We also may provide investment banking services to each of the Companies and their affiliates in the future. In connection with the above-described services we have received, and may receive, compensation.

Goldman, Sachs & Co. is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman, Sachs & Co. and its affiliates may provide such services to each of the Companies and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of the each of the Companies and their respective affiliates for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

In preparing the Valuations, in accordance with applicable laws and regulations, we did not take into account (i) the tax consequences of the Transactions for the holders of the Companies’ shares, and (ii) the impact of any fees and expenses that may result from the consummation of the Transactions, including, but not limited to, those related to any depositary services that may be charged to the holders of the Companies’ ADSs. In addition, pursuant to applicable laws and regulations, we have excluded the tax-related effects associated with the future use by TCP of the non-amortized premium arising from the purchase by TCP of shares of the Targets. The financial calculations contained in the Valuations may not always result in a precise sum due to rounding.

Based upon and subject to the foregoing and based upon other matters as we considered relevant, if the exchange ratio approved by TCP’s Board of Directors with respect to each Transaction is within the implied exchange ratios derived from the Valuations with respect to TCP and the relevant Target involved in such Transaction, it is our view that such exchange ratio as of the date hereof would constitute equitable treatment as understood in the manner described above.

GOLDMAN SACHS & COMPANHIA

Goldman Sachs does not provide accounting, tax or legal advice. In addition, we mutually agree that, subject to applicable law, you (and your employees, representatives and other agents) may disclose any aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, and all materials of any kind (including tax opinions and other tax analyses) related to those benefits, with no limitations imposed by Goldman Sachs.

I.	Overview of the Transaction

Overview of the Transaction

Illustrative Structure of Vivo	Post-Transaction Proposed Structure

Source: Management of Companies

Note: Does not represent the complete corporate structure

[1]	Future name of Telesp Celular Participações S.A. Vivo will incorporate all assets and liabilities of TSD, CRT and TBE, and all the shares of TCO

Valuation Analyses – Methodology

•	Valuation analyses were performed as of September 30, 2005 based on a projection period from 2005 to 2014. All projections used for purposes of the valuations of each of the Companies were prepared by the senior management of that company

•	Unlevered free cash flows (before financing costs) were projected by the Companies in Reais and subsequently converted to US Dollars at the average projected exchange rate for each year

•	Illustrative enterprise values of each of the Companies were determined by the sum of:

•	Net present value indications calculated as of September 30, 2005 with respect to the unlevered free cash flows for the projection period, and

•	Net present value indications calculated as of September 30, 2005 with respect to the illustrative terminal value, determined using the perpetuity growth methodology applied to a normalized unlevered free cash flow (capex equal to depreciation and excluding temporary tax benefits)

•	The valuation analyses prepared for Telesp Celular Participações S.A. (TCP) included the following components: (i) projected free cash flows for its wholly owned subsidiaries, Telesp Celular S.A. and Global Telecom S.A.; (ii) adjustments to reflect the net present value of TCP’s expenses, and (iii) value indication of TCP’s equity interest in TCO, calculated using the Discounted Cash Flow methodology

•	The illustrative present values of the unlevered free cash flows were calculated using a weighted average cost of capital (“WACC”) between 11.25% and 12.75%. The perpetuity growth rate for the unlevered free cash flow was between 3% and 5%

Valuation Analyses – Methodology

•	The equity value indications calculated for each of the Companies were determined by subtracting from the illustrative enterprise value previously calculated the total value of (i) the net debt and contingencies, as set forth in the audited balance sheets as of September 30, 2005, and (ii) the interest on capital and dividends already declared, both converted to US dollars at such date

•	The indicative equity values indications per share for each of the Companies were determined by dividing the equity value indications by the total number of shares outstanding

•	Values were adjusted to reflect treasury shares (reduces the number of shares used to determine the equity value indications per share)

•	The valuation analyses result in aggregate equity value indications for each of the Companies and do not allocate value between any classes of shares. No adjustments were made as to potential benefits that may arise from the transaction, such as synergies or tax gains

•	The illustrative ranges of exchange ratios calculated for the Companies were determined by the consistent comparison of the illustrative equity value indications per share calculated for each of them

II.	Summary of Valuation Analyses

Summary of Valuation Analyses Valuation Based on Discounted Cash Flow Methodology

Results of Valuation Analyses – Indicative Equity Values (R$ 000’s)1

[1]	Economic valuation based on projections prepared by the management of Companies, using a WACC between 11.25% and 12.75% and a perpetuity growth rate between 3% and 5%

Summary of Valuation Analyses Implied Exchange Ratios

TCP Price per Share (R$)	TBE Price per Share (R$)

Implied Exchange Ratios (TCP Shares per TBE Shares)1

[1]	Implied exchange ratios based on the consistent comparison of the equity values indications per share calculated for TCP and TBE

Summary of Valuation Analyses Range of Equity Values per Share (In Millions of Reais, Except per Share Values)

	TCP Range of Indicative Values		TBE Range of Indicative Values
Enterprise Value	13,778	19,742	826	1,173
Net Debt (1)	4,951	4,951	328	328
Equity Value	8,827	14,791	498	845
Number of Shares (000’s) (2)	662,324	662,324	9,644	9,644
Equity Value per Share	13.33	22.33	51.66	87.58

[1]	Includes (i) net financial debt and net contingencies from audited financial statements as of September 30, 2005, and (ii) and dividends and interest on capital already announced but not paid by the Companies

[2]	Shares outsanding as of September 30, 2005 (Source: Management of Companies). Excludes treasury shares

A.	Background Information

Macroeconomic Assumptions

	Projected for the Fiscal Year Ending December 31
	2005E	2006E	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E
Gross Domestic Product (GDP) Real Growth	3.2%	3.5%	3.4%	3.4%	3.4%	3.4%	3.4%	3.4%	3.4%	3.4%
Inflation Rates
IPCA	5.5%	4.3%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%
IGP-DI	1.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%
IGP-M	1.5%	5.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%
FX Rate R$ / US $ (end of period)	2.25	2.45	2.56	2.68	2.80	2.85	2.91	2.97	3.03	3.09
FX Rate R$ / US $ (average)	2.47	2.40	2.52	2.63	2.75	2.84	2.89	2.95	3.01	3.07

Source: Goldman Sachs Economic Research, BACEN, IBGE and CNI

Weighted Average Cost of Capital Calculation

Risk-Free Rate

10-year US Treasury (a)	4,4%
(+) Brazil Sovereign Spread Average (b)	4,6%

(=) Assumed Risk-Free Rate	9,0%

Cost of Equity

US Equity Risk Premium (c)	5,6%
Beta (d)	1,10
(+) Assumed Risk-Free Rate	9,0%

(=) Cost of Equity	15,2%

Cost of Debt

Pre-tax Cost of Debt (e)	9,3%
(x) Marginal Tax Rate	34,0%

(=) Cost of Debt	6,1%

WACC Calculation

Target Debt / Total Capitalization	35,0%
Target Equity / Total Capitalization	65,0%

WACC (Nominal US$)	12,0%

(a)	Average yield of the 10 year on-the-run U.S. Treasury Bond (average for the last 3 months until November 30, 2005) (Source: Factset)

(b)	Average spread of the 2040 Brazilian Government Bond over the 10 year on-the-run US Treasury Bond (average for the last 3 months until November 30, 2005) (Source: Factset)

(c)	Equity Risk Premium based on US Long-Horizon Equity Risk Premia in US dollars from 1974 to 2003 (Source: “International Equity Risk Premia Report 2004” Ibbotson 2004 report)

(d)	Average unlevered beta for comparable international players of 001, relevered, based on Target Debt/ Total Capitalization of 35% (Source: BARRA as of November 14, 2005)

(e)	Assumes spread of 25 bps between Companies’ cost of debt and the Brazilian Government Bond

B.	Telesp Celular Participações S.A.

Operational Projections for Telesp Celular S.A.

Population[1] (million) e Penetration (%)	Subscribers (million)

Minutes of Use (“MOU”)	Average Revenue per User (“ARPU”) (R$)

Source: Based on projections prepared by the management of Companies

[1]	Population in regions where Vivo is present

Financial Projections for Telesp Celular S.A.

Net Revenues (R$ mm)	Operating Costs and Expenses (R$ mm)

EBITDA (R$ mm) and EBITDA Margin (%)	Capex (R$ mm)

Source: Based on projections prepared by the management of Companies

Operational Projections for Global Telecom S.A.

Population[1] (million) e Penetration (%)	Subscribers (million)

Minutes of Use (“MOU”)	Average Revenue per User (“ARPU”) (R$)

Source: Based on projections prepared by the management of Companies

[1]	Population in regions where Vivo is present

Financial Projections for Global Telecom S.A.

Net Revenues (R$ mm)	Operating Costs and Expenses (R$ mm)

EBITDA (R$ mm) and EBITDA Margin (%)	Capex (R$ mm)

Source: Based on projections prepared by the management of Companies

Operational Projections for Tele Centro Oeste Celular Participações S.A.

Population[1] (million) e Penetration (%)	Subscribers (million)

Minutes of Use (“MOU”)	Average Revenue per User (“ARPU”) (R$)

Source: Based on projections prepared by the management of Companies

[1]	Population in regions where Vivo is present

Financial Projections for Tele Centro Oeste Celular Participações S.A.

Net Revenues (R$ mm)	Operating Costs and Expenses (R$ mm)

EBITDA (R$ mm) and EBITDA Margin (%)	Capex (R$ mm)

Source: Based on projections prepared by the management of Companies

Results for Telesp Celular Participações S.A. (R$ mm)

	For the Fiscal Year Ending on December 31
	2005E	2006E	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E
Unlevered Net Income (1)	492	436	599	879	1,234	1,633	2,010	2,373	2,729	3,045
(+) Depreciation and Amortization	1,003	1,224	1,255	1,323	1,352	1,331	1,126	1,043	1,038	1,046
(-) Capex	1,419	1,225	904	926	941	943	943	944	952	974
(-) Change in Working Capital	58	17	(24)	38	34	12	(24)	11	4	(71)
Free Cash Flow	18	419	973	1,238	1,612	2,009	2,217	2,462	2,811	3,188
Terminal Year Free Cash Flow (2)										2,600

Source: Based on projections prepared by the management of Companies

[1]	Net Income before interest, depreciation and amortization less adjusted taxes

[2]	Free Cash Flow for terminal value indication adjusted to (i) eliminate temporary tax benefits (ii) average change in working capital for the last two years of projection and (iii) normalized Capex with index Capex / Service Net Revenues equal to average of projected years (2006E – 2014E)

C.	Tele Leste Celular Participações S.A.

Operational Projections for Tele Leste Celular Participações S.A.

Population[1] (million) e Penetration (%)	Subscribers (million)

Minutes of Use (“MOU”)	Average Revenue per User (“ARPU”) (R$)

Source: Based on projections prepared by the management of Companies

[1]	Population in regions where Vivo is present

Financial Projections for Tele Leste Celular Participações S.A.

Net Revenues (R$ mm)	Operating Costs and Expenses (R$ mm)

EBITDA (R$ mm) and EBITDA Margin (%)	Capex (R$ mm)

Source: Based on projections prepared by the management of Companies

Results for Tele Leste Celular Participações S.A. (R$ mm)

	For the Fiscal Year Ending on December 31
	2005E	2006E	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E
Unlevered Net Income (1)	7	15	30	55	104	125	152	170	180	197
(+) Depreciation and Amortization	113	110	98	92	63	62	59	55	57	58
(-) Capex	127	87	74	80	81	81	84	89	88	86
(-) Change in Working Capital	(15)	2	(18)	(17)	(9)	(11)	(5)	(5)	(3)	(6)
Free Cash Flow	9	36	73	84	95	117	131	141	151	175
Terminal Year Free Cash Flow (2)										151

Source: Based on projections prepared by the management of Companies

[1]	Net Income before interest, depreciation and amortization less adjusted taxes

[2]	Free Cash Flow for terminal value indications adjusted to (i) eliminate temporary tax benefits (ii) average change in working capital for the last two years of projection and (iii) normalized Capex with index Capex / Service Net Revenues equal to average of projected years (2006E – 2014E)

Appendix A:    Glossary

Glossary

•	ARPU: average revenue per user (average for the period) in nominal Reais per month

•	Beta: Coefficient that measures the non-diversifiable risk to which an asset is subject to. The coefficient is determined by a linear regression of the variation of the price of the asset and the variation of the price of the market portfolio

•	Capex (capital expenditures): investments in fixed assets

•	EBITDA: earnings before interest, taxes, depreciation and amortization

•	EBIT: earnings before interest and taxes

•	Unlevered net income: earnings before interest, depreciation and amortization, less adjusted taxes

•	Minutes of Use (“MOU”): total minutes (outgoing and incoming) per subscriber per month

•	Market Risk Premium: additional return relative to the risk free rate required by investors, in order to compensate for the higher risk of investing in the stock market

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